

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Larry J. Helling
Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

> **Re: QCR Holdings, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2023**
> **File No. 000-22208**

Dear Larry J. Helling:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program